UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Bogota, September 11, 2018

In August 2018

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.7 MILLION

PASSENGERS

In August 2018, Avianca Holdings and its subsidiaries carried 2,667,118 passengers, a 0.5%

decrease over the same period in 2017.

In August, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,667,118 passengers, a 0.5% decrease compared to August 2017. Capacity, measured in ASKs (available seat kilometers), increased 4.0%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 4.6%. The load factor for the month was 84.9%, an increase of 46 bps compared to the same period of 2017.

Domestic markets in Colombia, Peru and Ecuador

In August, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 1,505,870 travelers, down 3.5% when compared to the same period of 2017. Capacity (ASKs) decreased 3.8% while passenger traffic (RPKs) decreased 3.9%. The load factor for the month was 85.3%, an decrease of 15 bps compared to the same month of 2017.

International markets

In August, the affiliated airlines of Avianca Holdings transported 1,161,248 passengers on international routes, up 3.7% when compared to the same period of 2017. Capacity (ASKs) increased 5.9%, while passenger traffic (RPKs) increased 6.6%. The load factor for the month was 84.8%, an increase of 61 bps when compared to August 2017.

Operational Statistics	August-18	August-17	ΔYOY	YTD 2018	YTD 2017	ΔYoY
Avianca Holdings (Cons.)
PAX (K)[1]	2,667	2,681	-0.5%	20,118	20,654	-2.6%
ASK (mm)[2]	4,484	4,310	4.0%	34,614	33,466	3.4%
RPK (mm)[3]	3,807	3,639	4.6%	28,958	27,705	4.5%
Load Factor[4]	84.9%	84.4%	0.5pp	83.7%	82.8%	0.9pp
Domestic Market
PAX (K)[1]	1,506	1,561	-3.5%	11,447	12,040	-4.9%
ASK (mm)[2]	785	816	-3.8%	6,131	6,523	-6.0%
RPK (mm)[3]	670	697	-3.9%	5,150	5,344	-3.6%
Load Factor[4]	85.3%	85.5%	-0.1pp	84.0%	81.9%	2.1pp
International Market
PAX (K)[1]	1,161	1,120	3.7%	8,671	8,614	0.7%
ASK (mm)[2]	3,699	3,494	5.9%	28,483	26,943	5.7%
RPK (mm)[3]	3,138	2,942	6.6%	23,808	22,361	6.5%
Load Factor[4]	84.8%	84.2%	0.6pp	83.6%	83.0%	0.6pp

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor:Represents utilized seating capacity

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca HoldingsS,A,

Avianca Holdings S,A, (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A.S, incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A., LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S,A, de C.V., ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

Investor Relations Office

+571 587 77 00 ext. 2474 or 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2018

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
Name: Renato Covelo
Title: Vice President Senior General Counsel